STATE of DELAWARE

CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

●	First: The name of the trust is

Variant Alternative Income Fund

●	Second: The name and address of the Registered Agent in the State of Delaware is

The Corporation Trust Company 1209 Orange Street Wilmington, DE 19801 (New Castle County)

●	Third: The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended(15 U.S.C. §§ 80a-1 et seq.).

●	Fourth: (Insert any other information the trustees determine to include therein.)

By:	/s/ Anthony J. Fischer
Trustee

Name:	Anthony J. Fischer
Typed or Printed

By:	/s/ David G. Lee
Trustee

Name:	David G. Lee
Typed or Printed

By:	/s/ Robert Seyferth
Trustee

Name:	Robert Seyferth
Typed or Printed